FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the date of       February 28, 2003
                                ---------------------------

                      Commission file number   0000912785
                                              ------------

                                TAG OIL LTD.

                 (Translation of registrant's name into English)

      887 HELMCKEN STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6Z 1B1

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(1):        .
                                              -------
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(7):        .
                                              -------
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled, or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subkect of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                         No    X
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):        .
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TAG OIL LTD.
                                        ---------------------------
                                        (Registrant)

Date:   28th February 2003              /s/ Garth Johnson
                                        ------------------------
                                        (Signature)

                                        Garth Johnson
                                        ------------------------
                                        (Name)

                                        Chief Financial Officer,
                                        ------------------------
                                        (Title)

                                BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:                         TAG OIL LTD.

ISSUER ADDRESS:                         887 HELMCKEN STREET VANCOUVER, BRITISH
                                                COLUMBIA V6Z 1B1

ISSUER TELEPHONE NUMBER:                (604) 682-6496

CONTACT PERSON:                         GARTH JOHNSON

CONTACT'S POSITION:                     CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:               (604) 682-6496

CONTACT E-MAIL ADDRESS                  ir@tagoil.com

WEB SITE ADDRESS                        N/A

FOR QUARTER ENDED:                      DECEMBER 31, 2002

DATE OF REPORT:                         FEBRUARY 28, 2003

                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson           "Garth Johnson"                 03/02/28
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)               DATE SIGNED (YY/MM/DD)

Alan Hart               "Alan Hart"                     03/02/28
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)               DATE SIGNED (YY/MM/DD)


                                  TAG OIL LTD.

                     (formerly "Durum Cons. Energy Corp.")

                   CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


                     (UNAUDITED - PREPARED BY MANAGEMENT)

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TAG OIL LTD.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
------------------------------------------------------------------------------

                                                        December 31, 2002          March 31, 2002
                                                    (Unaudited - Prepared by          (Audited)
                                                           Management)
Assets

Current

Cash and short-term deposits                                   $   1,717,342             $  2,211,443
Accounts receivable                                                    6,294                    4,447
Due from related parties                                               1,239                        -
Marketable securities (Note 3)                                         3,300                    5,500
Prepaid expenses                                                      51,187                    2,329
--------------------------------------------------------------------------------------------------------

                                                                   1,779,362                2,223,719
Oil and gas properties (Note 4)                                      864,284                  457,812
Property and equipment                                               403,257                  413,841
--------------------------------------------------------------------------------------------------------

Total Assets                                                    $  3,046,903            $  3,095,372
--------------------------------------------------------------------------------------------------------


Liabilities

Accounts payable and accrued liabilities                       $     187,164            $     223,752
Due to related parties (Note 7)                                      451,803                    3,873
--------------------------------------------------------------------------------------------------------

                                                                     638,967                  227,625
Reclamation liability                                                 50,000                   50,000
--------------------------------------------------------------------------------------------------------

Total Liabilities                                                    688,967                  277,625
--------------------------------------------------------------------------------------------------------

Shareholders' Equity

Common stock without par value

Unlimited number of shares authorized;
Issued and outstanding at December 31, 2002:
  6,278,061; March 31, 2002: 5,878,061 (Note 5)                   10,474,139               10,349,531
Deficit                                                          (8,116,203)              (7,531,784)

Total Shareholders' Equity                                         2,357,936                2,817,747

Total Liabilities and Shareholders' Equity                     $  3,046,903             $  3,095,372
--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

------------------------------------------------------------------------------
TAG OIL LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

                                         Three Months    Three Months     Nine Months     Nine Months
                                             Ended           Ended           Ended           Ended
                                         December 31,    December 31,    December 31,    December 31,
                                             2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------

Expenses


General and administrative (Schedule)       $  208,230     $   46,862    $   571,266  $     125,101
--------------------------------------------------------------------------------------------------------

Loss before other items                      (208,230)       (46,862)      (571,266)      (125,101)

Other Items

Production costs                                     -        (1,361)              -        (4,362)
Interest income                                 10,848         19,845         35,779         68,621
Rental income                                    6,000              -         18,000              -
Gain on sale of marketable securities                -              -          3,656              -
Write-down of oil and gas properties          (70,588)              -       (70,588)              -
Recovery of costs                                    -              -              -              -
--------------------------------------------------------------------------------------------------------

Net loss for the period                      (261,970)       (28,378)      (584,419)       (60,842)

Deficit - Beginning of period              (7,854,233)    (7,433,112)    (7,531,784)    (7,400,648)
--------------------------------------------------------------------------------------------------------

Deficit - End of Period                  $ (8,116,203)  $ (7,461,490)  $ (8,116,203)  $ (7,461,490)
--------------------------------------------------------------------------------------------------------

Loss per share (Note 6)                  $      (0.04)  $      (0.00)  $      (0.09)  $      (0.00)
--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements


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TAG OIL LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

                                             Three Months    Three Months     Nine Months     Nine Months
                                                 Ended           Ended           Ended           Ended
                                             December 31,    December 31,    December 31,    December 31,
                                                 2002            2001            2002            2001
------------------------------------------------------------------------------------------------------------

Operating Activities

Net loss for the period                       $  (261,970)     $ (28,378)     $ (584,419)    $  (60,842)
Adjustments for net changes in non-cash
   working capital accounts:
   Accounts receivable                                  39            335         (1,847)        19,375
   Due to/from related parties                      45,522         26,093         58,779         (2,673)
   Prepaid expenses                                  5,228        (20,000)       (48,858)       (20,000)
   Accounts payable and accrued liabilities          7,039        (24,535)       (36,588)       (12,675)

Adjustments for non-cash operating items:
   Amortization                                      3,528          1,740         10,584          5,220
   Write-off and recovery of oil and gas
     properties                                     70,588              -         70,588              -
   Gain on sale of marketable securities                 -              -         (3,656)             -

------------------------------------------------------------------------------------------------------------
Net cash used in operating activities            (130,026)       (44,745)      (535,417)       (71,595)
------------------------------------------------------------------------------------------------------------

Financing Activities

Common shares issued for cash                            -              -        124,608        915,420
------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                -              -        124,608        915,420
------------------------------------------------------------------------------------------------------------

Investing Activities

Exploration of oil and gas properties             (89,148)           (75)       (89,148)         17,237
Purchase of property and equipment                       -              -              -              1
Proceeds from sale of marketable securities              -              -          5,856              -
------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing
activities                                        (89,148)           (75)       (83,292)         17,238
------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash during
  period                                          (219,174)       (44,820)      (494,101)       861,063
Cash position - Beginning of period              1,936,516      2,670,113      2,211,443      1,764,230
------------------------------------------------------------------------------------------------------------

Cash position - End of period                $   1,717,342  $   2,625,293   $  1,717,342    $ 2,625,293
------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash
  investing activities:
   Exploration of oil and gas properties         (387,912)              -      (387,912)              -
   Due to/from related parties                    387,912               -       387,912               -
------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements




------------------------------------------------------------------------------
TAG OIL LTD.
Consolidated Interim Schedules of General and Administrative Expenses (Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

                                        Three Months    Three Months      Nine Months      Nine Months
                                            Ended           Ended            Ended            Ended
                                        December 31,    December 31,     December 31,     December 31,
                                            2002            2001             2002             2001
---------------------------------------------------------------------------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                      $     1,117      $    2,174    $     2,298        $ 1,734
Amortization                                    3,528           1,740         10,584          5,220
Consulting fees                                12,186          16,248         97,014         33,062
Corporate relations and development             1,382           1,763         12,682         14,095
Directors fees                                 28,251               -         56,639              -
Filing and transfer agency fees                 5,038           1,648         18,505          9,731
Foreign exchange                               53,246          (8,629)        66,887        (39,022)
Investor relations                             23,626               -         39,195              -
Legal                                           5,391          11,397         18,494         23,797
Office and miscellaneous                       11,658           2,302         59,995          7,724
Printing                                        6,891               -         31,110          2,879
Property taxes                                      -               -          2,298              -
Rent                                            1,805           3,782         17,334         15,072
Telephone                                       4,119           2,089         11,249          7,070
Travel                                         22,833             116         44,067            242
Website development                             8,133               -         20,013              -
Wages and benefits                             19,026          12,232         62,902         43,497
--------------------------------------------------------------------------------------------------------

                                           $  208,230      $   46,862     $  571,266      $ 125,101

--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATE

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2002. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the nine months ended December 31, 2002 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2002: 10,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2002: $5,500). At December 31, 2002, the market value of these shares was $5,580 (March 31, 2002: $5,500).

During the nine month period ended December 31, 2002, the Company sold 4,000 (2001: Nil) shares of Tenke for cash proceeds of $5,856 (2001: Nil), net of commissions, resulting in a gain of $3,656 (2001: $Nil).

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 4 - OIL AND GAS PROPERTIES

                                           Additions
                              Net Book   (Recoveries)   Write-down of        Net Book
                              Value at    During the     Oil and Gas         Value at
                          March 31, 2002    Period       Properties       December 31, 2002
Unproved:
New Zealand - PEP 38256     $  76,695     $       -     $        -         $   76,695
New Zealand - PEP 38480             -        18,560              -             18,560
New Zealand - PEP 38723             -        70,588        (70,588)                 -
New Zealand - PEP 38741             -       387,912              -            387,912
New Zealand - PPP                   -             -              -                  -
Papua New Guinea - PPL 192    381,117             -              -            381,117
                           -----------------------------------------------------------------
Total Unproved             $  457,812     $ 477,060     $  (70,588)        $  864,284


The Company's oil and gas properties are located in New Zealand and Papua New Guinea and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the respective national governments. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a)      New Zealand - PEP 38256

        The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area.

        After the amendment the other participant interests' are AMG Oil Ltd. (52.5%), Indo-Pacific Energy Limited (20%), as the operator, Magellan Petroleum (NZ) Limited (7.5%) and Orion Exploration Limited (10%).

        On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 4 - OIL AND GAS PROPERTIES (continued)

PEP 38256 now requires the participants to complete a work program that includes the following:

        (i) Prior to February 25, 2004, reprocess 30 kilometers of existing seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and

        (ii) Submit an ongoing suitable work program for the remainder of the permit term or surrender the permit.

        The Company's share of expected costs relating to the work to be completed prior to February 25, 2004 is estimated to be $30,000.

b)      New Zealand - PEP 38723

        The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $70,588 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late. As a result, the Company is in discussions with operator, Indo-Pacific, relating to compensation for the Company's loss of its farm-out costs and loss of opportunity.

c)      New Zealand - PEP 38741

        The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, at a negotiated date, NZ$522,511 (previously estimated at NZ$580,000). The farm-in costs of NZ$522,511 include the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741. Currently the Company owes Indo-Pacific $432,326 relating to the farm-in price.

        After the farm-in the participant interests in PEP 38741 are TAP (New Zealand) Pty Ltd. (50%,) Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%). The Company's share of expected costs, in addition to the farm-in costs mentioned above, for permit administration and geology and geophysics is estimated to be $15,000.

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 4 - OIL AND GAS PROPERTIES (continued)

d)      New Zealand - PEP 38480

        The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%).The Company's share of expected costs relating to the permit administration, geology and geophysics and acquisition of 2D seismic over the Amanda prospect is estimated to be $65,000.

e)      New Zealand - PPP

        The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) applied for a petroleum prospecting permit filed with the Minister of Energy in New Zealand during the period ending December 31, 2002. The petroleum prospecting permit application proposed that the participants will acquire and process approximately 10km2 of 3D seismic with existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum. The Company's share of expected costs relating to the above application is estimated to be $40,000.

f)      Papua New Guinea - PPL 192 (and APPL 231)

        The Company has a 20% participating interest in Petroleum Prospecting License No. 192 ("PPL 192") located in Papua New Guinea. PPL 192 grants the exclusive right to explore for oil and gas for an initial term of six years commencing January 28, 1997, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon an oil or gas discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners.

        The other participants in PPL 192 are Indo-Pacific Energy Ltd. (60%), as the operator, and Mosaic Oil N.L. (20%).

        The participants have completed the work program required for the first three years, including the acquisition of seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 231, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and management anticipates that this application will be successful.

        Refer to Note 9

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 5 - SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

                                                          Number
        Issued and fully paid:                          of Shares      Amount
                                                       ----------- ------------
        Balance at March 31, 2002                      5,878,061   $ 10,349,531
        Private placement                                400,000        124,608
                                                       ----------- ------------
        Balance at December 31, 2002                   6,278,061   $ 10,474,139

A private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

NOTE 6 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common stock outstanding during the year. For the purpose of calculating the weighted-average number of common stock outstanding, consolidations of common stock are reflected on a retroactive basis to the preceding years.

As at December 31,                         2002              2001
                                  ----------------   ---------------
Numerator, loss for the period     $     (584,419)    $     (60,842)
                                  ----------------   ---------------
Denominator:
Weighted-average number of shares
  Outstanding                            6,168,771         4,435,438
                                  ----------------   ---------------
Loss per share                     $         (0.09)   $        (0.00)
                                  ----------------   ---------------


NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)      Due to Related Parties

        At December 31, 2002, the Company owed $451,803 (March 31, 2002 - $3,873) and was owed $1,239 (March 31, 2002: $Nil) to and from public companies with directors, officers and principal shareholders in common.

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 7 - RELATED PARTY TRANSACTIONS (Continued)

b)      Consulting Agreement, Wages and Legal Services

        During the period ended September 30, 2002, the Company paid $24,096 (December 31, 2001 - $15,970) in wages to the corporate secretary/director of the Company, through time billed by DLJ Management Corp., relating to Mr. Garth Johnson's time spent working on the Company. The Company also paid $56,639 (December 31, 2001 - Nil) to the president/director of the company per the agreement the Company entered into with Mr. Alan Hart in July of 2002. The agreement includes compensation of US$6,000 per month for Mr. Hart's services for an initial six- month term, extendable at the end of the six months if agreed upon by the Company and Mr. Hart.

        Legal services were provided by a law firm in which a director of the Company is a partner. The cost of these services during the period ended December 31, 2002 was $12,179 (December 31, 2001 - $16,252).

c)      Oil and Gas Properties

        Indo-Pacific Energy Ltd., Gondwana Energy, Ltd. and AMG have directors, officers and principal shareholders in common with the Company.

Refer to Note 4

d)      Other

        During the period ending December 31, 2002, the Company incurred $99,291 (December 31, 2001 - $105,006) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At December 31, 2002 the Company owed DLJ $7,517 (2001: $25,771) of the costs mentioned above.

        Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG, whereby the Company receives rental income of $1,000 per month from each company. As a result the Company has received $18,000 in rental income for the nine-month period ending December 31, 2002.

NOTE 8 - COMPARATIVE FIGURES

Certain of the prior years' comparative figures have been reclassified in conformity with the current year's financial statement presentation.

------------------------------------------------------------------------------
TAG OIL LTD.
(formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
------------------------------------------------------------------------------

For the Periods Ended December 31, 2002 and 2001
------------------------------------------------------------------------------

NOTE 9 - SUBSEQUENT EVENTS

a)      Oil and gas properties

        New Zealand - PPP 38761 (formerly "PPP") - The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) were granted petroleum prospecting permit 38761 (PPP 38761) on February 13, 2003, with the permit terms described in Note 4 above.

        New Zealand - PEP 38741- The Company paid Indo-Pacific $143,664 (NZ$261,255) for one half of the agreed farm-in price on February 12, 2003 and expects to pay the balance in March of 2003.

b)      Investor Relations Service Agreement

        The Company and Republic Communications have agreed to extend the July 15, 2002 6-month agreement for investor relation's services at a rate of US$5,000 per month, for an additional six-month term, effective January 15, 2003.

                                BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:                      TAG OIL LTD.

ISSUER ADDRESS:                      887 HELMCKEN STREET
                                     VANCOUVER, BRITISH COLUMBIA
                                     V6Z 1B1

ISSUER TELEPHONE NUMBER:             (604) 682-6496

CONTACT PERSON:                      GARTH JOHNSON

CONTACT'S POSITION:                  CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:            (604) 682-6496

CONTACT E-MAIL ADDRESS               ir@tagoil.com

WEB SITE ADDRESS                     N/A

FOR QUARTER ENDED:                   DECEMBER 31, 2002

DATE OF REPORT:                      FEBRUARY  28, 2003


                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Alan Hart               "Alan Hart"                     03/2/28
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)               DATE SIGNED (YY/MM/DD)

Garth Johnson           "Garth Johnson"                 03/2/28
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)               DATE SIGNED (YY/MM/DD)

---------------------------------------------------------------------------
TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Schedule B: Supplementary Information
(Expressed in Canadian Dollars)
---------------------------------------------------------------------------

For the Nine Months Ended December 31, 2002

1.      For the quarter under review:

a)      Summary of common shares issued:                        400,000

        A private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

b)      Summary of stock options granted:                       None

2.      As at the end of the of the quarter under review:

a)      Authorized capital:                                     Unlimited number
                                                                of common shares
                                                                without par
                                                                value

        Issued and outstanding:                                 6,278,061 common
                                                                shares

b)      Summary of stock options outstanding:                   None

c)      Total shares in escrow:                                 None

d)      List of directors and officers:                 Alan Hart, President,
                                                        CEO and Director Garth
                                                        Johnson, Secretary, CFO
                                                        and Director Bernhard
                                                        Zinkhofer, Director
                                                        Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures and related party transactions for the nine month period ending December 31, 2002, please refer to Schedule A of this BC Form51-901F.

---------------------------------------------------------------------------
TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Schedule C: Management Discussion
(Expressed in Canadian Dollars)
---------------------------------------------------------------------------

For the Nine Months Ended December 31, 2002
---------------------------------------------------------------------------

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds hydrocarbon exploration permit interests of 20% in Papua New Guinea permit PPL 192, 10% in New Zealand permit PEP 38256, 25% in New Zealand Permit PEP 38480, 20% in New Zealand Permit PEP 38741 and 10% of New Zealand Permit PPP 38761. The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the nine-month period ended December 31, 2002 was $584,419 or $0.09 per share, compared to a loss of $60,842 or $0.00 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $571,266 (2001: $125,101), which were partially offset by interest income of $35,779, rental income of $18,000 and a gain on sale of marketable securities of $3,656. In addition, the Company, during the quarter ended December 31, 2002, wrote-off oil and gas property costs of $70,588 relating to the purchase of PEP 38723 from Gondwana Energy, Ltd. All General and Administrative costs, with the exception of corporate relations and development and legal which decreased to $12,682 (2001: $14,095) and $18,494 (2001: $23,797), increased dramatically when compared to the previous year as a result of the Companies increased efforts in searching for new oil and gas opportunities. See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details. The Company's operating loss, for the comparable period last year, was substantially less than the current nine-month periods loss as a result of less company activity for the period. In 2001, general and administrative costs of $125,101 and production costs of $4,362, were partially offset by interest income of $68,621.

Administrative costs, as previously noted, were $571,266 for the nine-month period ended December 31, 2002, compared to $125,101 for the same period last year. Administrative costs for the period include foreign exchange costs of $66,887 compared to a recovery on foreign exchange of $39,022 for the same period last year, $62,902 (2001 - $43,497) for wages and associated benefits, $97,014 (2001 - $33,062) for consulting fees, $44,067 (2001 - $242) for travel,
$59,995 (2001 - $7,724) for office costs, $12,682 (2001 - $14,095) for corporate relations and development, $11,249 (2001 - $7,070) for telephone, $18,505 (2001
- $9,731) for filing and transfer agent fees, $17,334 (2001 - $15,072) for rent, $20,792 (2001 - $25,531) for professional fees and $31,110 (2001 - $2,879) for printing. The Company also experienced increased amortization costs of $10,584 (2001 - $5,220) and property tax costs of $2,298 (2001 - Nil) as a result of the Company's purchase of its commercial office unit. New costs were also incurred to increase our efforts in searching for new oil and gas opportunities. These new costs are directors fee's relating to the Companies President of $56,639, investor relations costs of $39,195 and website development costs of $20,013.

Liquidity and Capital Resources

The Company had $1,717,342 in cash and cash equivalents and $1,095,395 in working capital at December 31, 2002. This compares to $2,211,443 in cash and cash equivalents and $1,946,094 in working capital for year ended March 31, 2002. The Company had a net use of cash of $535,417 from operating activities for the period ending December 31, 2002 compared to a net use of cash of $71,595 for the comparable period ending December 31, 2001.

Financing activities consisted of the Company receiving $124,608 (US$80,000) as a result of the issuance of common shares during the period ending December 31, 2002, compared with the Company receiving $915,420 (US$ 600,000) as a result of the issuance of common shares during the similar period last year.

Investing activities consisted of the Company using $89,148 of cash for the purchase of interests in oil and gas properties in New Zealand and receiving cash proceeds of $5,856 provided to the Company as a result of the Company selling marketable securities for the period ended December 31, 2002. The net result was a net use of cash of $83,292 for investing activities. This compares to a net provision of cash by investing activities totaling $17,238, for the period ended December 31, 2001. In addition to the above investing activities the Company, acquired an additional oil and gas property in New Zealand during the period at a cost of $387,912. The Company expects to pay for it in the fourth quarter of the fiscal year ended March 31, 2003.

The net impact of these cash activities during the period resulted in a net decrease in cash of $494,101 for the nine months ended December 31, 2002, compared to a net increase in cash of $861,063 for the comparable period ended December 31, 2001.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (10%)

Review of the permit, following the drilling of two wells in the year 2000, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon Lead as a large structure adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered.

On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

PEP 38256 now requires the participants to complete a work program that includes the following:

i) Prior to February 25, 2004, reprocess 30 kilometers of existing seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and

ii) submit an ongoing suitable work program for the remainder of the permit term or surrender the permit.

The Company's share of expected costs relating to the work to be completed prior to February 25, 2004 is estimated to be $30,000.

New Zealand License - PEP 38723; Onshore Taranaki Basin, North Island (20%)

The Company, by way of a farm-out agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") in exchange for paying Gondwana past costs plus a 10% premium totaling $70,588 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late. As a result, the Company is in discussions with operator, Indo-Pacific Energy Ltd. ("Indo-Pacific"), relating to compensation for the Company's loss of its farm-out costs and loss of opportunity.

New Zealand License - PEP 38741; Onshore Taranaki Basin, North Island (20%)

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. for agreeing to pay Indo-Pacific, at a negotiated date, NZ$522,511 (previously estimated at NZ$580,000). The farm-in costs of NZ$522,511 include the Company's share of planning, acquisition and processing of the 3D seismic program currently underway over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741. Currently the Company owes Indo-Pacific NZ$432,326 relating to the farm-in price.

After the farm-in the participant interests in PEP 38741 are TAP (New Zealand) Pty Ltd. (50%,) Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%). The Company's share of expected costs, in addition to the farm-in costs mentioned above, for permit administration and geology and geophysics is estimated to be $15,000.

New Zealand License - PEP 38480; Offshore Taranaki Basin, North Island (20%)

The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%). The Company's share of expected costs relating to the permit administration, geology and geophysics and acquisition of 2D seismic, that is currently underway, over the Amanda prospect is estimated to be $65,000.

New Zealand License - PPP 38761 (formerly "PPP"); Onshore Taranaki Basin, North Island (20%)

The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) applied for a petroleum prospecting permit filed with the Minister of Energy in New Zealand during the period ending December 31, 2002. The petroleum prospecting permit application proposed that the participants will acquire and process approximately 10km2 of 3D seismic with existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum. The Company's share of expected costs relating to the above application is estimated to be $40,000.

Papua New Guinea - PPL 192 (and APPL 231); Onshore Papuan Basin (20%)

The participants have completed the work program required for the first three years, including the acquisition of seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 231, of which the Company would have a 10% interest, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and
management anticipates that this application will be successful.   The initial
work stage of APPL 231, when granted, will be to acquire a further seismic survey over the southwestern corner of the Douglas Prospect and the adjacent Aiema Prospect. These prospects are well situated from a development perspective, being close to a major navigable river for oil export, and an accessible pipeline route to the planned PNG-Australia pipeline system.

Other information

The Company changed its name from Durum Cons. Energy Corp. ("Durum") to TAG Oil Ltd. ("TAG"), pursuant to a resolution passed at a special meeting of shareholders held on March 15, 2002. The record date of the name change was June 11, 2002 and the effective date was June 12, 2002. As a result of the name change the Company began trading on the OTCBB under the new symbol "TAGOF" on June 12, 2002.

In July of 2002 the Company entered into an Investor Relations Service Agreement with Republic Communications for a six-month period, at a rate of US$5,000 per month after which the agreement will terminate unless mutually agreed by the
Company and Republic to be renewed.   Other than responding to shareholder
inquiries on the Company's general information line and issuing required press releases, there were no shareholder relations' activities undertaken by or on behalf of the Company during the 2003 fiscal year to date.

Subsequent Events

Oil and gas properties

New Zealand - PPP 38761 (formerly "PPP") - The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) were granted petroleum prospecting permit 38761 (PPP 38761) on February 13, 2003, with the permit terms described above.

New Zealand - PEP 38741- The Company paid Indo-Pacific US$143,664 (NZ$261,255) for one half of the agreed farm-in price on February 12, 2003 and expects to pay the balance in March of 2003.

Investor Relations Service Agreement

The Company and Republic Communications have agreed to extend the July 15, 2002 6-month agreement for investor relation's services at a rate of US$5,000 per month, for an additional six-month term, effective January 15, 2003.

February 28, 2003

"Alan Hart"

Alan Hart President and Chief Executive Officer

For further shareholder information contact Republic Communications at Tel:
1-866-414-4144, or Email: ir@tagoil.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS                 BANKER

Alan Hart                              Bank of Montreal
President, CEO and Director            Vancouver, British Columbia
Wakefield, New Zealand
                                       LEGAL COUNSEL
Bernhard Zinkhofer, B.Comm., C.A., LL.B.
Director                               Lang Michener
Vancouver, British Columbia            Vancouver, British Columbia

Garth Johnson, CGA                     Gavin Adlam
Secretary, CFO and Director            Wellington, New Zealand
Surrey, British Columbia
                                       Minter Ellison
Barry MacNeil, CGA                     Adelaide, South Australia
Director
Surrey, British Columbia               Posman Kua Aisi
                                       Port Moresby, Papua New Guinea
CORPORATE OFFICE
                                       AUDITORS
887 Helmcken Street
Vancouver, British Columbia            De Visser Gray
Canada V6Z 1B1                         Chartered Accountants
Telephone: 1-604-682-6496              Vancouver, British Columbia
Facsimile: 1-604-682-1174
                                       REGISTRAR AND TRANSFER AGENT
Shareholder Relations
Telephone: 1-866-414-4144              Computershare Investor Services
Email: ir@tagoil.com                   Corporate Services Division
                                       510 Burrard Street
REGIONAL EXPLORATION OFFICE            Vancouver, British Columbia
                                       Canada V3C 3B9
1067-88 Valley Road Telephone:         1-888-661-5566
RD1 Wakefiled 7181                     Facsimile: 1-604-661-9480
New Zealand
                                       ANNUAL GENERAL MEETING
SUBSIDIARIES
                                       The Annual General Meeting was held on
Durum Energy (New Zealand) Limited     September 20, 2002 at the offices of Lang
Durum (Australia) Pty. Ltd. Michener,  Barristers & Solicitors, Suite 1500 -
Durum Energy (PNG) Pty Limited         1055 West Georgia St. Vancouver, B.C.

SHARE CAPITAL                          SHARE LISTING

At December 31, 2002, there were       OTC Bulletin Board
6,278,061 shares issued and            Trading Symbol: TAGOF
outstanding. Fully diluted:
10,678,061 shares